UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2015

KLA-TENCOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-09992	04-2564110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Drive, Milpitas, California 95035

(Address of principal executive offices, including zip code)

(408) 875-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Reorganization.

On October 20, 2015, KLA-Tencor Corporation (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Lam Research Corporation (“Parent”), Topeka Merger Sub 1, Inc., a wholly owned subsidiary of Parent (“Merger Sub 1”), and Topeka Merger Sub 2, Inc., a wholly owned subsidiary of Parent (“Merger Sub 2”).

Structure. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent. Immediately following the First Merger, the Company, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). As a result of the Mergers, the Company will become a wholly owned subsidiary of Parent.

Consideration. Upon the terms and subject to the conditions set forth in the Merger Agreement, each holder of an issued and outstanding share of common stock of the Company, par value $0.001 per share (a “Common Share”), will be able to elect to receive, for all of their Common Shares held, one of the following forms of consideration per Common Share:

•	both (i) 0.5 of a share of common stock of Parent, par value $0.001 per share (a “Parent Common Share”), plus (ii) $32.00 in cash (the “Mixed Election”);

•	a number of Parent Common Shares equal to (i) 0.5 plus (ii) $32.00 divided by the weighted average value of a Parent Common Share measured over a five trading day period ending approximately two days prior to closing of the First Merger (such weighted average value, the “VWAP,” and such election, the “Stock Election”); or

•	(i) $32.00 in cash plus (ii) a cash amount equal to 0.5 times the VWAP (the “Cash Election”).

The Stock Election and the Cash Election will be subject to customary proration mechanisms applicable to over-subscription and under-subscription for each election that, among other things, limit the (1) total amount of cash to be payable by Parent to the Company stockholders as a result of the First Merger to an amount approximately equal to $32.00 multiplied by the total number of Common Shares to be converted in the First Merger and (2) number of Parent Common Shares to be issued by Parent to the Company stockholders as a result of the First Merger to an amount approximately equal to 0.5 Parent Common Shares multiplied by the total number of Common Shares to be converted in the First Merger.

Company stockholders that do not make a Mixed Election, Stock Election or Cash Election will receive the Mixed Election.

Holders who elect the Stock Election or the Mixed Election, or who elect the Cash Election but are subject to proration, will receive cash in lieu of fractional shares of Parent Common Stock.

Parent intends to fund the cash portion of the merger consideration with a combination of the cash on hand of both companies and committed debt financing. The Mergers are not conditioned upon Parent’s receipt of financing.

Effect on Company Equity Awards. Upon the terms and subject to the conditions set forth in the Merger Agreement, upon completion of the First Merger, each outstanding restricted stock unit award granted pursuant to the Company’s equity compensation plans that represents a right to receive Common Shares that is held by a person that will continue in service of Parent or the Company following the First Merger and is not vested as of the completion of the First Merger, will be substituted into a restricted stock unit that represents the right to receive Parent Common Shares, on the same vesting schedule and with otherwise economically equivalent terms and conditions (including cash dividend equivalent rights) as applied to each such restricted stock unit award immediately prior to the completion of the First Merger. The number of Parent Common Shares that will be subject to each such restricted stock unit award, as so substituted, will be equal to the product of (i) the number of

Common Shares underlying the applicable restricted stock unit award as of the completion of the First Merger, multiplied by (ii) a number of Parent Common Shares equal to (a) 0.5 plus (b) $32.00 divided by the VWAP. With respect to any Company performance-based restricted stock units for which the achievement of the applicable performance criteria has not been determined before the completion of the First Merger, the achievement will be determined based on performance measured through the Company’s most recent fiscal quarter that ends prior to the completion of the First Merger. These credited performance-based restricted stock units will continue to vest on the original time-based vesting schedule.

Covenants, Representations and Warranties. Each of the Company and Parent have made customary covenants, representations and warranties in the Merger Agreement, including, among others, covenants (i) relating to the conduct of their respective businesses between the execution and delivery of the Merger Agreement and the consummation of the First Merger, (ii) to use their reasonable best efforts to obtain governmental and regulatory approvals, and (iii) not to solicit proposals relating to alternate transactions. The Company and Parent made certain other customary covenants, including, among others and subject to certain exceptions, (i) in the case of the Company, to cause a meeting of its stockholders to be held to consider adopting the Merger Agreement, and in the case of Parent, to cause a meeting of its stockholders to be held to consider approval of the issuance of Parent Common Shares in the First Merger as contemplated by the Merger Agreement, and (ii) in the case of the Company, for its board of directors to recommend adoption by the Company stockholders of the Merger Agreement, and in the case of Parent, for its board of directors to recommend approval by Parent’s stockholders of the issuance of Parent Common Shares in the First Merger as contemplated by the Merger Agreement.

The Merger Agreement contains representations and warranties made by the Company and Parent to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by the parties to each other in connection with the signing of the Merger Agreement. Although the Company does not believe that these disclosure letters contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. Investors should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company or Parent, because they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letters. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and Parent rather than establishing matters as fact. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

Conditions to the Transactions. Consummation of the Mergers is subject to certain conditions, including, among others, (i) adoption of the Merger Agreement by the Company’s stockholders, (ii) approval by Parent’s stockholders of the issuance of Parent Common Shares in the First Merger as contemplated by the Merger Agreement, (iii) approval for listing on The NASDAQ Stock Market of the Parent Common Shares to be issued in the First Merger, (iv) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and the affirmative approval or expiration of waiting periods in certain other specified jurisdictions, (v) the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the First Merger, (vi) effectiveness under the Securities Act of 1933 of the Form S-4 registration statement relating to the issuance of the Parent Common Shares in the First Merger and the absence of any stop order in respect thereof or proceedings by the SEC for that purpose, (vii) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of the Company and Parent and compliance by the Company and Parent with their respective covenants contained in the Merger Agreement, (viii) the absence of a continuing material adverse effect relating to Parent or on the Company, and (ix) the receipt of certain opinions of counsel in respect of the tax treatment of the Mergers.

Termination Rights. The Merger Agreement contains certain termination rights by either the Company or Parent, including if (i) the First Merger is not consummated by July 20, 2016 (the “Outside Date”), which may be extended under certain circumstances to October 20, 2016 in order to obtain required antitrust approvals, (ii) the Company or Parent stockholder approval is not obtained or (iii) certain governmental authorities of competent jurisdiction shall have issued a law or order permanently prohibiting the consummation of the First Merger.

In certain circumstances, the Company may terminate the Merger Agreement if (i) the Company accepts an alternative transaction that constitutes a Company Superior Proposal (as that term is defined in the Merger Agreement) in compliance with the Merger Agreement, (ii) Parent breaches any of its representations, warranties or covenants in the Agreement (and, if such breach is curable, does not cure within 45 days after written notice of such breach or, if earlier, by the third day prior to the Outside Date) such that the closing conditions cannot be satisfied, (iii) prior to the receipt of approval by Parent’s stockholders, Parent’s board of directors changes its recommendation to its stockholders or fails to include its recommendation in the joint proxy statement/prospectus to be sent to Parent’s stockholders, (iv) prior to the receipt of approval by Parent’s stockholders, Parent fails, within 10 business days of receipt, to make a statement in opposition and to recommend rejection to its stockholders of a tender or exchange offer of Parent’s securities, (v) prior to the receipt of approval by Parent’s stockholders, if a Parent Competing Proposal (as such term is defined in the Merger Agreement) has been publicly announced, Parent has failed to issue a press release reaffirming the recommendation of Parent’s board of directors within 10 business days after the Company’s request, or (vi) prior to the receipt of approval by Parent’s stockholders, Parent willfully breaches its nonsolicitation obligations under the Merger Agreement in any material respect.

In certain circumstances, Parent may terminate the Merger Agreement if (i) Parent accepts an alternative transaction that constitutes a Parent Superior Proposal (as that term is defined in the Merger Agreement) in compliance with the Merger Agreement, (ii) the Company breaches any of its representations, warranties or covenants in the Agreement (and, if such breach is curable, does not cure within 45 days after written notice of such breach or, if earlier, by the third day prior to the Outside Date) such that the closing conditions cannot be satisfied, (iii) prior to the receipt of approval by the Company’s stockholders, the Company’s board of directors changes its recommendation to its stockholders or fails to include its recommendation in the joint proxy statement/prospectus to be sent to the Company’s stockholders, (iv) prior to the receipt of approval by the Company’s stockholders, the Company fails, within 10 business days of receipt, to make a statement in opposition and to recommend rejection to its stockholders of a tender or exchange offer of the Company’s securities, (v) prior to the receipt of approval by the Company’s stockholders, if a Company Competing Proposal (as such term is defined in the Merger Agreement) has been publicly announced, the Company has failed to issue a press release reaffirming the recommendation of the Company’s board of directors within 10 business days after Parent’s request, or (vi) prior to the receipt of approval by the Company’s stockholders, the Company willfully breaches its nonsolicitation obligations under the Merger Agreement in any material respect.

If the Merger Agreement is terminated by (i) the Company in order to accept a Company Superior Proposal, (ii) Parent as a result of the Company board of directors changing its recommendation or failing to include its recommendation in the joint proxy statement/prospectus or the Company failing to make a statement of opposition or to issue a press release, if requested by Parent, reaffirming its recommendation, (iii) the Company or Parent if the First Merger is not consummated by the Outside Date, as such date may be extended, the Company stockholder approval has not been obtained, a Company Competing Proposal has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the special meeting of the Company stockholders, and, within 12 months after termination, the Company consummates or enters into an agreement in respect of certain acquisition transactions for the Company and such transaction is later consummated, or (iv) the Company or Parent if the Company stockholder approval is not obtained at the special meeting of the Company stockholders, a Company Competing Proposal has been publicly announced and not publicly, irrevocably withdrawn prior to the date of the special meeting of the Company stockholders, and, within 12 months after termination, the Company consummates or enters into an agreement in respect of certain acquisition transactions for the Company and such transaction is later consummated, then in any such case (but without duplication), the Company will be obligated to pay to Parent a fee equal to $290 million in cash.

If the Merger Agreement is terminated by (i) Parent in order to accept a Parent Superior Proposal, (ii) the Company as a result of the Parent board of directors changing its recommendation or failing to include its recommendation in the joint proxy statement/prospectus or Parent failing to make a statement of opposition or to issue a press release, if requested by the Company, reaffirming its recommendation, (iii) Parent or the Company if the First Merger is not consummated by the Outside Date, as such date may be extended, the Parent stockholder approval has not been obtained, a Parent Competing Proposal has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the special meeting of Parent stockholders, and within 12 months after termination, Parent consummates or enters into an agreement in respect of certain acquisition transactions for Parent and such transaction is later consummated, or (iv) Parent or the Company if the Parent stockholder approval is not obtained at the special meeting of Parent stockholders, a Parent Competing Proposal has been publicly announced and not publicly, irrevocably withdrawn prior to the date of the special meeting of Parent stockholders, and, within 12 months after termination, Parent consummates or enters into an agreement in respect of certain acquisition transactions for Parent and such transaction is later consummated, then in any such case (but without duplication), Parent will be obligated to pay to the Company a fee equal to $290 million in cash.

Parent Board of Directors. Pursuant to the Merger Agreement, effective as of the closing of the transactions under the Merger Agreement, two directors of the Company will be appointed to the Parent board of directors.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1, and is incorporated into this report by this reference.

Item 8.01	Other Events.

On October 21, 2015, the Company and Parent issued a joint press release announcing the Merger Agreement and the Mergers. A copy of the joint press release relating to the Merger Agreement and the Mergers is attached hereto as Exhibit 99.1.

* * *

Forward Looking Statements

All statements included or incorporated by reference herein, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s and Parent’s current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Parent and the Company, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the allocation of merger consideration in the transactions; and (3) the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of the Company or Parent are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of the Company or Parent; (5) the ability of the Company and Parent to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Parent’s and the Company’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Parent nor the Company undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Parent, the Company, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Parent’s overall business, including those more fully described in Parent’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Parent and the Company for their consideration. Parent intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Parent and the Company. Each of Parent and the Company will provide the joint proxy statement/prospectus to their respective stockholders. Parent and the Company also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Parent or the Company may file with the SEC in connection with the proposed transaction. Investors and security holders of Parent and the Company are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Parent on Parent’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Parent), or by the Company on the Company’s Investor Relations website (ir.kla-tencor.com) or by writing to the Company Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by the Company).

Participants in the Solicitation

Parent, the Company, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Parent and the Company stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Parent and the Company stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Parent’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Parent’s executive officers and directors and the Company’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of October 20, 2015, by and among Lam Research Corporation, Topeka Merger Sub 1, Inc., Topeka Merger Sub 2, Inc. and KLA-Tencor Corporation*

99.1	Joint Press Release of Lam Research Corporation and KLA-Tencor Corporation dated October 21, 2015

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. KLA-Tencor Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLA-TENCOR CORPORATION

/s/ Bren D. Higgins
Bren D. Higgins
Executive Vice President and Chief Financial Officer

Date: October 21, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of October 20, 2015, by and among Lam Research Corporation, Topeka Merger Sub 1, Inc., Topeka Merger Sub 2, Inc. and KLA-Tencor Corporation*

99.1	Joint Press Release of Lam Research Corporation and KLA-Tencor Corporation dated October 21, 2015

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. KLA-Tencor Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.